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Randolph A. Moore III	Direct Dial: 404-881-7794	E-mail: randy.moore@alston.com
November 12, 2008
Via EDGAR Filing
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attn: Ms. Jessica Livingston

Re:	Whitney Holding Corporation ( “Whitney”) Schedule 14A, filed on October 29, 2008, as amended on November 12, 2008 File No. 033-56024
Dear Ms. Livingston:
     We represent Whitney, which has received the Securities and Exchange Commission (the “Commission”) Staff’s comment letter, dated November 6, 2008, regarding Whitney’s Schedule 14A, filed on October 29, 2008.
     All page references (excluding those in the headings and in the Staff’s comments) in our responses to the Staff’s comments refer to the pages of the marked courtesy copy of Schedule 14A (the “Schedule 14A”), which is being filed with the Commission concurrently with this letter and reflects Whitney’s responses to the Staff’s comment letter.
     The Staff’s comments and Whitney’s responses are set forth below.
Capital Purchase Program

1.	Comment.
Disclose whether you have already applied to participate in the Treasury Department’s Capital Purchase Program and describe the status of your application.
Response.
In response to the Staff’s comment, Whitney has revised the disclosure on page 4 of its Schedule 14A to disclose that Whitney filed its application for participation in the Capital Purchase Program on November 7, 2008 and is awaiting approval from the Treasury.

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The Securities and Exchange Commission
November 12, 2008

2.	Comment.
Disclose the estimated proceeds of your proposed sale of securities to the Treasury Department and disclose how you expect to use them.
Response.
In response to the Staff’s comment, Whitney has revised the disclosure on page 4 of its Schedule 14A to disclose the estimated proceeds of the proposed sale of securities to the Treasury Department and how it expects to use such proceeds.

3.	Comment.
Please discuss how your participation in the Capital Purchase Program may
•	impact the holders of any outstanding senior classes of your securities;

•	impact the rights of your existing common shareholders;

•	dilute the interests of your existing common shareholders;

•	require you to expand your board of directors to accommodate Treasury Department appointments to it; and

•	require you to register for resale securities you have issued to the Treasury Department.
Response.
In response to the Staff’s comment, Whitney has revised the disclosure on page 5 of its Schedule 14A to discuss how its participation in the Capital Purchase Program may impact the holders of any outstanding class of Whitney’s securities, the rights of existing shareholders, dilution of the interests of existing common shareholders and the composition of the board of directors. Whitney has also disclosed that it would be required to register for resale the securities issued to the Treasury.

4.	Comment.
Disclose, if true, that the Treasury Department is not obligated to accept your application to participate in the Capital Purchase Program and that the estimated proceeds of your proposed sale of securities to the Treasury Department are not guaranteed.

The Securities and Exchange Commission
November 12, 2008

Response.
In response to the Staff’s comment, Whitney has revised the disclosure on page 4 of its Schedule 14A to disclose that the Treasury Department is not obligated to accept Whitney’s application to participate in the Capital Purchase Program and that the estimated proceeds of the proposed sale of securities to the Treasury Department are not guaranteed.

5.	Comment.
Discuss any material effect on your liquidity, capital resources or results of operations if the proposal is approved and the Treasury Department denies your application.
Response.
In response to the Staff’s comment, Whitney has revised the disclosure on page 5 of its Schedule 14A to disclose that there will be no material effect on Whitney’s liquidity, capital resources or results of operations if the proposal to amend the charter is approved and the Treasury Department denies Whitney’s application to participate in the Capital Purchase Program.
Financial Statements

6.	Comment.
Item 13 of Schedule 14A requires you to include financial information in your proxy statement if you are seeking authorization to issue common or preferred stock under certain circumstances. We note that you have not included financial information in your proxy statement. Please explain to us why you believe financial statements are not material in connection with issuing the warrants to purchase common stock. See Note A to Schedule 14A and Instruction 1 to Item 13(a) of Schedule 14A.
Response.
In response to the Staff’s comment, Whitney has revised the disclosure on page 12 of its Schedule 14A to disclose that it has incorporated its financial information by reference as permitted by Item 13 of Schedule 14A.

The Securities and Exchange Commission
November 12, 2008

7.	Comment.
If you expect the proceeds of the sale of securities to the Treasury Department to have a material impact on your financial statements, you may provide a discussion of the pro forma effect rather than pro forma financial statements. In your discussion, please address the impact of both the minimum and maximum estimated proceeds.
Response.
In response to the Staff’s comment, Whitney has revised the disclosure on page 5 of its Schedule 14A to disclose that the only material impact of the proceeds of the sale of securities to Treasury on Whitney’s financial statements will be to the capital ratios. Additionally, Whitney has revised the disclosure on page 6 of its Schedule 14A to include pro forma information detailing the impact of both the minimum and maximum estimated proceeds on Whitney’s capital ratios.
          In connection with these responses, Whitney hereby acknowledges that (1) Whitney is responsible for the adequacy and accuracy of the disclosure in the filings; (2) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and (3) Whitney may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
          Thank you for your consideration of Whitney’s responses to the Staff’s comments, and we appreciate your review and assistance. Please feel free to contact me at (404) 881-7794 with any questions or concerns about this response letter.

Best regards,
/s/ Randolph A. Moore III
Randolph A. Moore III

cc:	Kathryn McHale Thomas L. Callicutt, Jr. Joseph S. Schwertz, Jr.